[Winston & Strawn LLP Letterhead]

September 15, 2008

BY EDGAR

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Annual Report on Form 20-F
Filed June 26, 2008
File No. 001-10421

Dear Mr. Buchmiller:

On behalf of Luxottica Group S.p.A., an Italian corporation (“Luxottica” or the “Company”), we are responding to the Staff’s comment letter dated August 29, 2008 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2007.  We have set forth below in italics each numbered comment in the Comment Letter, followed by Luxottica’s response thereto.

Item 3 – Risk Factors, page 8

1.                                      We note Mr. Del Vecchio’s 69.31% ownership stake.  In future filings please add risk factors discussing the impact his ownership and control could have on investors, including the potential to make an acquisition of the company more difficult.

The Company notes the Staff’s comment and advises the Staff that the Company’s future filings will include risk factors that discuss the impact that Mr. Del Vecchio’s ownership and control could have on investors, including the potential to make an acquisition of the Company more difficult.

Item 6 – Directors, Senior Management and Employees, page 51

2.                                      We note your disclosure in the second paragraph on page 58 regarding severance benefits provided to Mr. Guerra.  Please tell us why you have not included his agreement as an exhibit, pursuant to instructions as to Exhibits 4(c) to Form 20-F or tell us whether filing such information is not required in the company’s home country and is not otherwise publicly disclosed by the company pursuant to Instruction 4(c)(iv).

The Company confirms to the Staff that, pursuant to Instruction 4(c)(v) of the Instructions as to Exhibits, it has not included Mr. Guerra’s agreement regarding severance benefits as an exhibit because public filing of such agreement is not required in the Company’s home country and is not otherwise publicly disclosed by the Company.

Item 7 – Related Party Transactions, page 65

3.                                      In future filings, please expand your discussion of related party transactions to provide the nature and extent of the transactions so that investors can fully understand whether the terms of the transaction are fair to the company.  For example, please expand your discussion of the lease with your chairman to include the size of the lease and whether you believe the rate is fair to the company.  Also, please include in your disclosure details of the services performed for RBA and whether the rate charged for such services is fair to the company.  Refer to Item 7(B) of Form 20-F.

The Company notes the Staff’s comment and advises the Staff that the Company’s future filings will include an expanded discussion of any related party transactions that are disclosed in Item 7 of Form 20-F to provide the nature and extent of such transactions so that investors can fully understand whether the terms of such transactions are fair to the Company.

4.                                      Please tell us why you have not disclosed the receivable from your chairman as described in the second full paragraph in Note 2 on page F-18.

The Company advises the Staff that it has not disclosed the receivable from the Company’s chairman, Mr. Del Vecchio, in the amount of Euro 0.3 million under Item 7 – “Major Shareholders and Related Party Transactions – Related Party Transactions” because, in the opinion of management and in accordance with Item 7.B.1 of Form 20-F, such transaction is neither material to the Company nor to Mr. Del Vecchio, nor unusual in its nature or conditions.

5.                                      Please tell us why you have not filed as exhibits the agreements with related parties described in this section.  Please see the Instructions as to Exhibits 4(b)(i) to Form 20-F.

The Company notes the Staff’s comment and advises the Staff that the agreements entered into with the former chairman of Oakley, Inc. have been filed as exhibits to the

Non-Competition Agreement dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard, which is incorporated by reference as Exhibit 4.11 to the Form 20-F.  Luxottica further advises the Staff that it has not filed as exhibits to Form 20-F the other agreements with related parties described in Item 7 – “Major Shareholders and Related Party Transactions – Related Party Transactions” because, in the opinion of management, such agreements are immaterial in amount and/or significance and therefore are not required to be filed pursuant to Instruction 4(b) of the Instructions as to Exhibits.

We hope that this letter is fully responsive to your comments.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer of Luxottica Group at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Michael A. Boxer
Luxottica Group

[Luxottica Group S.p.A. Letterhead]

September 15, 2008

Mr. Tim Buchmiller

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Annual Report on Form 20-F
Filed June 26, 2008
File No. 001-10421

Dear Mr. Buchmiller:

In connection with the response letter being submitted today by Winston & Strawn LLP, outside counsel to Luxottica Group S.p.A., an Italian corporation (“Luxottica”), to your Comment Letter dated August 29, 2008, Luxottica hereby acknowledges that:

•                  Luxottica is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Luxottica may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Enrico Cavatorta
Enrico Cavatorta
Chief Financial Officer

cc:                                 David A. Sakowitz, Esq.